UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.16)*

Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005,
 Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on
 June 17, 2005, Amendment No. 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005,
 Amendment No. 7 was filed on November 30, 2005, Amendment No. 8 was filed on February 24, 2006, Amendment No. 9 was filed on March 10, 2006, Amendment No. 10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006,
 Amendment No. 12 was filed on January 29, 2007, Amendment No. 13 was filed on February 2, 2007, Amendment No.
 14 was filed on February 6, 2007 and Amendment No. 15 was filed on February 13, 2007 on behalf of Seidman and Associates,
 L.L.C. (“SAL”), Seidman Investment Partnership, L.P. (“SIP”),  Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park
 Investors, L.L.C. (“Broad Park”), Federal  Holdings, L.L.C. (“Federal”),  Lawrence Seidman (“Seidman”),
 Patrick Robinson (“Robinson”), Harold Schechter (“Schechter”) and Dennis Pollack (“Pollack”) collectively, the (“Reporting
 Persons”) with respect to the Reporting  Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville
 National Bancorp (YANB), a  New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”.  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On February 2, 2007, YANB filed a Form 8-K announcing August 16, 2007 as the date for the 2007 Annual Meeting.  On February 9, 2009, Seidman and Seidman and Associates, LLC filed a suit against YANB in the Superior Court of New Jersey to compel the re-scheduling of the Annual Meeting of Shareholders.  The Court entered an Order, which is returnable March 2, 2007 and directs that YANB show cause why the Annual Meeting should not be convened by or before June 4, 2007.  For a copy of the Order dated February 9, 2007, please contact Mr. Seidman at (973) 952-0405.

On February 13, 2007, Peter Bray, counsel to Seidman and Seidman and Associates, LLC, wrote to Joseph Crawford, Esq., YANB's counsel, requesting confirmation that the directors, and not YANB, will be responsible for YANB's legal fees since Judge McVeigh ruled that the YANB Directors had breached their fiduciary duty.  This letter, in its entirety, is attached hereto as Exhibit A.

On February 14, 2007, Lawrence Seidman sent a letter to Patrick Ryan, President and CEO of YANB (in response to Mr. Ryan's letter dated February 5, 2007) requesting information concerning relatives (by blood or marriage) employed by YANB, its principal banking subsidiary and companies doing business with YANB.  This letter, in its entirety, is attached hereto as Exhibit B.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on February 8, 2007, the Reporting Persons owned beneficially an aggregate of 993,435 shares of Common Stock which constituted approximately 8.75% of the 11,350,000 shares of Common Stock outstanding as of December 31, 2006 as disclosed in the Issuer's earnings press release dated January 30, 2007.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson

EXHIBIT A

BRAY, CHIOCCA & MILLER, L.L.C.
ATTORNEYS AT LAW
LANIDEX EXECUTIVE CENTER
100 MISTY LANE
PARSIPPANY, NEW JERSEY  07054-2710
(973) 739-9600
FAX (973) 739-9696

PETER R. BRAY
RANDAL C. CHIOCCA                                                                                                                                                                 Counsel @bcmnjlaw.com
RICHARD I. MILLER
GEOFFREY T. BRAY

February 13, 2007

Via E-Mail and Regular Mail

Joseph Crawford, Esq.
Pepper Hamilton, LLP
3000 Two Logan Square
Philadelphia, PA 19103

Re: Seidman and Associates, LLC, et al. v. Yardville National Bancorp, et al.
Docket No. PAS-C-41-06

Dear Mr. Crawford:

We write on behalf of Seidman and Associates, L.L.C. and Lawrence B. Seidman (collectively “Seidman”). We address this to you in your capacity as counsel for Yardville National Bancorp. (“Yardville”).

As you are aware, Judge McVeigh has ruled in the now concluded litigation that Yardville’s Directors breached their fiduciary duties. As a result, it would be improper for Yardville to pay for the legal fees and costs incurred in connection with the defense of the Directors.

Seidman demands confirmation that: (i) The Directors have paid your firm for the fees and expenses incurred in providing them with a defense; or (ii) Yardville advanced the fees and expenses under a reservation of rights agreement and is now recovering those advanced funds from the Directors.

We request a response within seven (7) days.

Very truly yours,

                            /s/Peter R. Bray
PETER R. BRAY
PRB:blw
cc: Lawrence B. Seidman

EXHIBIT B

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973)781-0876 fax
February 14, 2007

Via facsimile (609) 584-9711 and Federal Express
Patrick M. Ryan, President/CEO
Yardville National Bancorp
2465 Kuser Rd.
Hamilton, NJ 08690

Dear Mr. Ryan:

I am writing in response to your February 12, 2007 letter, which refuses to even disclose the number of Directors’ and Senior Managers’ relatives (by blood or marriage) working at Yardville National Bancorp or its banking subsidiary.

Disclosure of the requested information is certainly embarrassing, it is surely not confidential.

Your prompt response to my inquiry is again requested.

Very truly yours,

                                  /s/Lawrence B. Seidman
LAWRENCE B. SEIDMAN

LBS:jb